Continental

Press Release

07020319

RECEIVED
2007 JAN 16 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Continental to recruit more than 1,300 young professionals in 2007

International automotive industry supplier continues to invest worldwide in talent, know-how and innovation – More than 400 young professionals sought in Germany – Creation of attractive new international internship programs

Hanover, January 10, 2007. Continental AG, Hanover, will continue to focus on acquiring fresh know-how and new ideas, and on enhancing its innovative strength in 2007 by encouraging highly qualified young people to join the company. "We shall hire at least 1,300 university graduates and young professionals worldwide this year again, with more than 400 of them coming from Germany", said Continental Human Resources Director and Executive Board Member Thomas Sattelberger on Monday in Hanover. The high-tech company will primarily recruit degree holders in engineering and science, as well as graduates in business administration and economics. "We're doing much more than merely compensating for normal fluctuation with this human resources plan. Our company is growing fast as one of the world's leading auto industry suppliers, and the only way to cater for our future development is to broaden our talent base at the same time."

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

Sattelberger pointed out that Continental currently employs about 6,600 engineers in research and development, and that this number is still rising. "Technology is our passion, and this is why we're actively engaged in providing excellent training and education to engineers and scientists. This goal is being addressed, for example, through our Global Engineering Excellence initiative which was launched two years ago together with eight leading international universities."

Meanwhile, scientists from the renowned universities Swiss Federal Institute of Technology Zurich, Switzerland; Georgia Institute of Technology and Massachusetts Institute of Technology, U.S.A.; Shanghai Jiao Tong University and Tsinghua University, China; Escola Politécnica Universidade de São Paulo, Brazil; and the University of Tokyo, Japan, have presented the results of an unprecedented and highly acclaimed study on the future education of engineers that was conducted under the leadership of the Technical University of Darmstadt, Germany.

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The key findings and recommendations of the study clearly show that global competence should not be provided as an "add-on" program, but must be built in as a key qualification of engineering graduates, and that transnational mobility for engineering students, researchers and professionals needs to become a priority – with no barriers imposed.

"These recommendations are now increasingly determining the content of our recruiting and personnel development policy", said Sattelberger. "To give one example, we shall cooperate closely with highly reputed universities to expand our current high-quality internship programs on a global scale. In future, these programs will not only provide a close insight into practical situations. Instead we're planning to also link them with courses to expand knowledge in the sciences at our international partner universities."

Sattelberger mentioned in this connection that new patents generated from R&D work at Continental number 1,300 each year on average. Among the company's most well-known developments are ABS systems, ESC electronic stability control, distance sensors (radar/-infrared), tire pressure monitoring systems, high-tech fuel-saving tires, and hose systems that are completely emission-free. R&D experts at Continental are currently working, among other things, on networking active and passive safety systems in cars. Ultra-modern telematics systems are a new and important element of the company's core expertise and technologies, and were added through the acquisition of Motorola's automotive electronics business.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR 13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278, Fax -1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Visit www.global-engineering-excellence.org for more information about the Global Engineering Excellence initiative.